May 9, 2011

Citigroup Funding Inc.
Citigroup Inc.
399 Park Avenue
New York, New York 10043

Ladies and Gentlemen:

I am an Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc., a Delaware corporation (the “Guarantor”) and the parent company of Citigroup Funding Inc., a Delaware corporation (the “Company”).  I refer to the offering of $8,004,000.00 Index Linked Notes Based on the Value of the S&P 500® Index Due May 9, 2016 (MTNDG0036) of the Company (the “Securities”) (and the guarantee of the Guarantor (the “Guarantee”) in respect of the Securities) pursuant to a Registration Statement on Form S-3 (Nos. 333-157386 and 333-157386-01) (the “Registration Statement”) and the pricing supplement dated May 4, 2011 and the prospectus supplement and prospectus, each dated February 11, 2011 (collectively, the “Prospectus”).  The Securities were issued pursuant to the senior debt indenture dated as of June 1, 2005 (as amended, the “Indenture”), among the Company, the Guarantor and The Bank of New York Mellon, as successor trustee (the “Trustee”).

I have examined originals or copies, certified or otherwise identified to my satisfaction, of such documents, corporate records, certificates of public officials and other instruments and have conducted such other investigations of fact and law as I have deemed necessary or advisable for the purposes of this opinion.  In such examination, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the original of such copies.

Upon the basis of the foregoing, I am of the opinion that the Securities and the Guarantee are legal, valid and binding obligations of the Company and the Guarantor, respectively, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

Citigroup Funding Inc.
Citigroup Inc.

My opinion is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution).

I consent to the filing of this opinion as Exhibit 5.01 to the Guarantor’s Current Report on Form 8-K dated May 9, 2011.  In giving such consent, I do not thereby admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Douglas C. Turnbull

Douglas C. Turnbull Associate General Counsel— Capital Markets and Corporate Reporting Citigroup Inc.